UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ARRIS GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
04270V106
(CUSIP Number)
April 17, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04270V106	13G

1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,633,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,633,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,633,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 04270V106	13G

1.	NAMES OF REPORTING PERSONS Comcast Holdings Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,633,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,633,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,633,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 04270V106	13G

1.	NAMES OF REPORTING PERSONS Comcast Capital Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,633,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,633,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,633,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 04270V106	13G

1.	NAMES OF REPORTING PERSONS Comcast Alpha Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,633,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,633,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,633,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

ARRIS GROUP, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3871 Lakefield Dr., Suwanee, GA 30024-1292

Item 2(a).	Name of Person Filing:

Comcast Corporation

Comcast Holdings Corporation

Comcast Capital Corporation

Comcast Alpha Holdings, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of each of Comcast Corporation and Comcast Holdings Corporation is One Comcast Center, Philadelphia, PA 19103.

The address of the principal business offices of each of Comcast Capital Corporation and Comcast Alpha Holdings, LLC is 1201 North Market Street, Suite 1000, Wilmington, DE 19801.

Item 2(c).	Citizenship:

Comcast Corporation—Pennsylvania

Comcast Holdings Corporation—Pennsylvania

Comcast Capital Corporation—Delaware

Comcast Alpha Holdings, LLC—Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e).	CUSIP Number:

04270V106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 10,633,500

Pursuant to a management agreement, Comcast Capital Corporation manages the day-to-day operations of Comcast Alpha Holdings, LLC and, accordingly, may be deemed to have beneficial ownership of the 10,633,500 shares of Common Stock directly held by Comcast Alpha Holdings, LLC.

Comcast Capital Corporation is a direct, wholly-owned subsidiary of Comcast Holdings Corporation. Each of Comcast Alpha Holdings, LLC and Comcast Holdings Corporation is a direct, wholly-owned subsidiary of Comcast Corporation.  Accordingly, each of Comcast Holdings Corporation and Comcast Corporation may be deemed to have beneficial ownership of the 10,633,500 shares of Common Stock directly held by Comcast Alpha Holdings, LLC.

(b)
Percent of class:  7.8%.  Percent of class determined based on the 114,487,014 shares of the Issuer shown as outstanding as of January 31, 2013 in the Issuer’s 10-K for its fiscal year ended December 31, 2012, plus the 21,267,000 shares of the Issuer issued on April 17, 2013.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,633,500

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 10,633,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2013

COMCAST CORPORATION

By:	/s/	William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President and Treasurer
COMCAST HOLDINGS CORPORATION

By:	/s/	William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President
COMCAST CAPITAL CORPORATION

By:	/s/	William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President

COMCAST ALPHA HOLDINGS, LLC By: Comcast Capital Corporation, its Manager
By:	/s/	Rosemarie S. Teta
	Name:	Rosemarie S. Teta
	Title:	President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving  written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: April 24, 2013

COMCAST CORPORATION

By:	/s/	William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President and Treasurer
COMCAST HOLDINGS CORPORATION

By:	/s/	William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President
COMCAST CAPITAL CORPORATION

By:	/s/	William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President

COMCAST ALPHA HOLDINGS, LLC By: Comcast Capital Corporation, its Manager
By:	/s/	Rosemarie S. Teta
	Name:	Rosemarie S. Teta
	Title:	President

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